FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of March 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG announces the cooptation of three new board members

Paris, France – March 9, 2018

CGG board following the March 8 meeting, announces:

•	The cooptation of Mrs Colette Lewiner to replace Mrs Hilde MYRBERG, resigning from her board position, for the remainder of her term, i.e. until the general meeting called to approve the financial statements for the fiscal year ending December 31, 2018.

•	The cooptation of Mr. Mario Ruscev to replace M. Jean-Georges MALCOR, resigning from his board position, for the remainder of his term, i.e. until the general meeting called to approve the financial statements for the fiscal year ending December 31, 2018. This resignation has no impact on Jean-Georges Malcor CEO position.

•	The cooptation of Mr. Philippe Salle to replace M. Loren CARROLL, resigning from his board position, for the remainder of his term, i.e. until the general meeting called to approve the financial statements for the fiscal year ending December 31, 2020. The board indicated its intention to nominate Philippe Salle as Chairman of the Board of Directors to replace Rémi Dorval whose term of office will expire at the end of the Annual General Meeting to be held on April 26, 2018. Such nomination shall take place at the Board meeting to be held at the end of such General Meeting subject to the ratification of Mr. Salle’s cooptation by the said general meeting.

Colette Lewiner has graduated from Ecole Normale Supérieure and has a PhD in Physics. Nuclear energy specialist, she worked many years in the consultancy business in energy, utilities and chemicals. She is presently independent board director at EDF, Groupe Bouygues, GETLINK (former Eurotunnel), EDF, Nexans and Ingénico.

Mario Ruscev has a PhD in Physics (Yale), after spending 23 years with Schlumberger in particular in the seismic business, he has been since CEO of FormFactor, a provider of unique nanotech connectors for the semiconductor industry, CEO of IGSS (GeoTech) a major Russian Seismic Company, and Chief Technology Officer (CTO) at Baker Hughes then at Weatherford.

Philippe Salle graduated from l’Ecole des Mines de Paris. He started his career in Total and several consulting firms, and he was appointed CEO of Vedior, Geoservices, Altran, Elior. Since December 2017, he is CEO of groupe Foncia. He is presently independent board director at Banque Transatlantique, GTT (Gaz transport & Technigaz) and Bourbon.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 9, 2018	By /s/ Stéphane-Paul FRYDMAN

S.P. FRYDMAN
Chief Financial Officer